Exhibit 99.1

NCL Names Kevin Sheehan Chief Executive Officer

Andy Stuart, Head of Global Sales & Passenger Services

NCL Reports Record Third Quarter Results

MIAMI--(BUSINESS WIRE)--November 6, 2008--NCL Corporation Ltd. (“NCL” or the “Company”) announced today that Kevin Sheehan, currently President and Chief Financial Officer, has been appointed Chief Executive Officer, as well. Colin Veitch, current CEO, will be transitioning his responsibilities and assume a new advisory role to the Board of Directors. In addition, Andy Stuart has been appointed Executive Vice President, Global Sales and Passenger Services. These senior organizational announcements are being made as the Company is also reporting record third quarter results.

In this expanded leadership role, Sheehan is now responsible for both the day-to-day operations of the business, and a broader focus on long term corporate strategy. Sheehan joined NCL in November 2007 as Chief Financial Officer and was named President in August 2008. He has an extensive 30-year business career that has included, most recently, being Chairman and CEO of Cendant Corporation’s Vehicle Services Division, which consisted of a group of companies, including the Avis and Budget rental car companies, PHH Corporation and Wright Express. He also served as CFO of Cendant Corporation, and prior thereto as President and CFO of Avis Group Inc.

In his new role, 20-year NCL veteran Andy Stuart is responsible for global sales, revenue management, passenger services and public relations. Specifically, Stuart will direct the Company’s global distribution strategy, ensuring NCL continues to enhance and strengthen its relationships with travel partners as its primary distribution system. He will lead the further development of Partnership 2.0, a core strategy to position NCL as the first choice of travel partners when selecting and booking a cruise for their clients. He will also ensure revenue optimization and oversee the Company’s public relations efforts.

“Andy will ensure we forge even closer relationships with the travel agency distribution system,” said Kevin Sheehan, NCL’s President and Chief Executive Officer. “I’m extremely confident in Andy’s strong ability to lead these efforts and build a global sales presence unlike any other in the cruise industry.”

For the third quarter ended September 30, 2008, NCL reported net income of $171.2 million on total revenues of $639.0 million compared to a net loss of $8.6 million on total revenues of $632.5 million for the third quarter ended September 30, 2007. Revenues for the third quarter of 2008 increased 1.0% due to a slight increase in Capacity Days coupled with a 7.0% increase in Net Yields. The increase in Net Yields was the result of higher passenger ticket pricing and onboard revenues. These increases were partially offset by lower air add-on participation primarily due to changes in our Hawaii deployment. Occupancy remained steady for the third quarter of 2008 at 111.3% compared to 111.2% in the same quarter of 2007.

Net Cruise Costs per Capacity Day for the third quarter of 2008 increased 1.0% compared to the same period in the prior year. A year-over-year increase in fuel costs was principally offset by reduced payroll and related expenses. The reduction in payroll and related expenses was primarily due to the re-flagging and redeployment of Pride of Hawai`i and Pride of Aloha from the Company’s U.S.-flagged fleet to its international fleet as Norwegian Jade and Norwegian Sky, respectively. During the third quarter of 2008, average fuel prices, including the impact of fuel swaps, increased approximately 75% to $706 per metric ton from $405 per metric ton in the third quarter of 2007. Excluding fuel expenses, Net Cruise Costs per Capacity Day decreased 10.3% when compared to the same period in the prior year.

During the third quarter of 2008, the Company benefited from lower interest rates and favorable exchange rates. Interest expense (net of capitalized interest and interest income) decreased 20.1% to $34.0 million in the third quarter of 2008 compared to $42.6 million in the third quarter of 2007. Other income (expenses), net improved from a loss of $42.9 million in 2007 to a gain of $104.6 million in 2008. Due to the strengthening of the Dollar/Euro exchange rate in the quarter, the Company reported a non-cash foreign exchange translation gain of $133.7 million primarily related to marking-to-market the Company’s Euro-denominated debt partially offset by $28.8 million of losses due to the change in fair value of our derivative contracts. During the third quarter of 2007, the Company reported a non-cash foreign exchange loss of $44.4 million.

“We are extremely pleased with the revenue performance achieved in the quarter and the significant improvement in our profitability,” said Sheehan. “Our Hawai`i operation is now profitable, the growth of our international fleet has had a very positive impact, Partnership 2.0 and Freestyle 2.0 are already having a strong impact on both travel partners and consumers, and we ended the quarter with over $525 million in liquidity, positioning us very strongly for the future.”

Terminology and Non-GAAP Financial Measures

Capacity Days

Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs

Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.

Gross Yields

Gross Yields represent total revenues per Capacity Day.

Net Yields

Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believes that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance. The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.

Net Cruise Costs

Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income (loss), the Company believes changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of its performance and are commonly used in the cruise industry as a measurement of costs.

Passenger Cruise Days

Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.

Occupancy Percentage

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

About NCL Corporation

Norwegian Cruise Line (NCL) is the innovator in cruise travel with a 42-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, NCL has the youngest fleet in the industry with 12 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on the newest, most contemporary ships at sea.

NCL is presently building a new third generation Freestyle Cruising project known as F3, for delivery in 2010.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on NCL, visit www.ncl.com or contact NCL in the U.S. and Canada at 866-234-0292.

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability or increased cost of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; costs of new initiatives, including those involving the Company’s inter-island Hawaii cruise operations; changes in interest rates, fuel costs or foreign currency rates; delivery schedules and estimated costs of new ships on terms that are favorable or consistent with the Company’s expectations; risks associated with operating internationally; impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation and investigations; the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with the Company’s expectations; continued availability under the Company’s credit facilities and compliance with the Company’s covenants; the impact of changes in the global credit markets on the Company’s counterparty credit risks, including those under the Company’s credit facilities, derivative instruments, contingent obligations, insurance contracts, and new ship progress payment guarantees; the impact in changes of the Company’s credit ratings; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; emergency ship repairs; disruptions to the Company’s software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission, particularly those set forth in the Company’s Form 20-F for the fiscal year ended December 31, 2007. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenues
Passenger ticket revenues	$467,797	$466,952	$1,200,799	$1,220,394
Onboard and other revenues	171,191	165,551	474,752	457,964
Total revenues	638,988	632,503	1,675,551	1,678,358
Cruise operating expenses
Commissions, transportation and other	102,589	125,164	275,187	340,024
Onboard and other	57,173	61,999	149,609	156,071
Payroll and related	89,968	111,608	290,836	327,067
Fuel	78,729	45,372	211,777	132,448
Food	34,605	30,266	96,993	88,807
Ship charter costs	3,357	4,673	10,316	16,310
Other operating	65,561	73,047	207,373	213,912
Total cruise operating expenses	431,982	452,129	1,242,091	1,274,639
Marketing, general and administrative expenses	65,509	67,679	212,014	200,270
Depreciation and amortization	40,889	35,795	121,043	106,998
Impairment loss	-	-	-	2,565
Total operating expenses	538,380	555,603	1,575,148	1,584,472
Operating income	100,608	76,900	100,403	93,886
Non-operating income (expenses)
Interest income	1,139	363	1,966	1,123
Interest expense, net of capitalized interest	(35,143)	(42,933)	(117,275)	(124,484)
Other income (expenses), net	104,582	(42,924)	14,089	(64,481)
Total non-operating income (expenses)	70,578	(85,494)	(101,220)	(187,842)
Net income (loss)	$171,186	$(8,594)	$(817)	$(93,956)

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of dollars, except share data)

	September 30,	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$170,373	$40,291
Restricted cash	3,408	1,375
Accounts receivable, net	34,345	8,173
Amount due from Star Cruises	-	235
Consumable inventories	37,895	41,997
Prepaid expenses and other	36,672	27,353
Total current assets	282,693	119,424

Property and equipment, net	4,236,394	4,243,872
Restricted cash	1,682	1,682
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	52,915	65,928
Total assets	$5,176,476	$5,033,698

Liabilities and Shareholders' Equity
Current liabilities:
Current portion of long-term debt	$187,838	$191,172
Accounts payable	69,397	88,715
Accrued expenses and other liabilities	229,199	202,794
Amount due to Star Cruises	229,724	-
Advance ticket sales	281,489	332,802
Total current liabilities	997,647	815,483

Long-term debt	2,427,300	2,977,888
Other long-term liabilities	8,673	4,801
Total liabilities	3,433,620	3,798,172

Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 25,000,000 shares authorized; 10,000,000 shares and 20,000,000 shares issued and outstanding, respectively	24	12
Additional paid-in capital	2,224,636	1,715,718
Accumulated other comprehensive income	518	1,301
Accumulated deficit	(482,322)	(481,505)
Total shareholders' equity	1,742,856	1,235,526
Total liabilities and shareholders' equity	$5,176,476	$5,033,698

NCL CORPORATION LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited, in thousands of dollars)

	Nine Months Ended
	September 30,
	2008	2007

Cash flows from operating activities
Net loss	$(817)	$(93,956)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	121,043	106,998
Impairment Loss	-	2,565
(Gain) loss on translation of debt	(37,737)	62,224
Loss (gain) on derivatives	15,227	(2,805)
Write-off of unamortized loan fees	6,788	-
Other	612	499
Changes in operating assets and liabilities:
Increase in accounts receivable	(26,172)	(1,761)
Decrease (increase) in consumable inventories	4,102	(7,300)
(Increase) decrease in prepaid expenses and other assets	(3,227)	9,124
Decrease in accounts payable	(19,318)	(42,968)
Increase in accrued expenses and other liabilities	15,050	20,381
(Decrease) increase in advance ticket sales	(51,313)	31,944
Net cash provided by operating activities	24,238	84,945
Cash flows from investing activities
Capital expenditures	(124,950)	(122,090)
Increase in restricted cash	(2,033)	(655)
Proceeds from the sale of asset	-	1,440
Net cash used in investing activities	(126,983)	(121,305)
Cash flows from financing activities
Net proceeds from issuance of ordinary shares	948,111	-
Principal repayments on long-term debt	(1,419,185)	(259,713)
Proceeds from debt	903,000	274,748
Transactions with Star Cruises	(198,309)	8,423
Payment of loan arrangement fees	(626)	(2,747)
Other	(164)	-
Net cash provided by financing activities	232,827	20,711
Net increase (decrease) in cash and cash equivalents	130,082	(15,649)
Cash and cash equivalents at beginning of period	40,291	63,530
Cash and cash equivalents at end of period	$170,373	$47,881

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Passenger Cruise Days	2,553,190	2,537,664	7,321,490	7,391,272
Capacity Days	2,293,946	2,281,324	6,745,362	6,874,511
Occupancy Percentage	111.3%	111.2%	108.5%	107.5%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Passenger ticket revenues	$467,797	$466,952	$1,200,799	$1,220,394
Onboard and other revenues	171,191	165,551	474,752	457,964
Total revenues	638,988	632,503	1,675,551	1,678,358
Less:
Commissions, transportation and other	102,589	125,164	275,187	340,024
Onboard and other	57,173	61,999	149,609	156,071
Net revenues	$479,226	$445,340	$1,250,755	$1,182,263

Capacity Days	2,293,946	2,281,324	6,745,362	6,874,511
Gross Yields	$278.55	$277.25	$248.40	$244.14
Net Yields	$208.91	$195.21	$185.42	$171.98

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity
Days and per Capacity Day data):

	Three months ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Total cruise operating expenses	$431,982	$452,129	$1,242,091	$1,274,639
Marketing, general and administrative expenses	65,509	67,679	212,014	200,270
Gross Cruise Costs	497,491	519,808	1,454,105	1,474,909
Less:
Commissions, transportation and other	102,589	125,164	275,187	340,024
Onboard and other	57,173	61,999	149,609	156,071
Net Cruise Costs	$337,729	$332,645	$1,029,309	$978,814

Capacity Days	2,293,946	2,281,324	6,745,362	6,874,511
Gross Cruise Costs per Capacity Day	$216.87	$227.85	$215.57	$214.55
Net Cruise Costs per Capacity Day	$147.23	$145.81	$152.60	$142.38

CONTACT:
NCL Corporation Ltd., Miami
Media Relations: AnneMarie Mathews, 305-436-4713
PublicRelations@ncl.com
or
Investor Relations: Mark A. Kempa, 305-436-4932